Exhibit 3.1 (b)

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION

OF

SACHEM CAPITAL CORP.

(Pursuant to Section 805 of the Business Corporation Law)

___________________

It is hereby certified that:

FIRST: The current name of the corporation is SACHEM CAPITAL CORP and the name under which it was originally formed is HML CAPITAL CORP.

SECOND: The certificate of incorporation of the corporation was filed by the Department of State on January 25, 2016.

THIRD: The amendment of the certificate of incorporation of the corporation effected by this certificate of amendment is as follows:

Paragraph FOURTH of the certificate of incorporation of the corporation relating to the aggregate number of shares which the corporation shall have the authority to issue is hereby amended to increase the number of common shares the corporation shall have authority to issue from 50,000,000 to 100,000,000, and the 5,000,000 preferred shares shall remain unchanged. As amended, Paragraph FOURTH of the certificate of incorporation of the corporation shall read in its entirety as follows:

FOURTH: The aggregate number of shares which the corporation shall have authority to issue is 105,000,000 of which 100,000,000 shall be common shares, par value $.001 per share (the “Common Shares”) and 5,000,000 shall be preferred shares, par value $.001 per share (the “Preferred Shares”). The Preferred Shares may be issued, from time to time, in one or more series with such designations, preferences and relative participating optional or other special rights and qualifications, limitations or restrictions thereof including but not limited to preemptive rights (notwithstanding anything contained to the contrary in Article TENTH hereof), as shall be stated in the resolutions adopted by the Board of Directors providing for the issuance of such Preferred Shares or series thereof; and the Board of Directors is hereby expressly vested with authority to fix such designations, preferences and relative participating optional or other special rights or qualifications, limitations or restrictions for each series, including, but not by way of limitation, the power to affix the redemption and liquidation preferences, the rate of dividends payable and the time for and the priority of payment thereof and to determine whether such dividends shall be cumulative or not and to provide for and affix the terms of conversion of such Preferred Shares or any series thereof into Common Shares of the corporation and fix the voting power, if any, of Preferred Shares or any series thereof and to provide for preemptive rights (notwithstanding anything contained to the contrary in Article TENTH hereof).

FOURTH: The certificate of amendment was authorized by the vote of the board of directors of the corporation followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

Executed on this 3rd day of October, 2019.

/s/ John L. Villano_______________ Name: John L. Villano Title: Co-Chief Executive Officer

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION

OF

SACHEM CAPITAL CORP.

(Pursuant to Section 805 of the Business Corporation Law)

Filer:

John C. Hui, Esq.

Kurzman Eisenberg Corbin & Lever, LLP

One North Broadway, 12th Floor

White Plains, New York 10601